09042990

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Central Parkway
(No. and Street)

Altamonte Springs	Florida	32701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nathan Minucci (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Nathan Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nathan Minucci
Signature

Chief Financial Officer
Title

Steven Springer
Notary Public

STEVEN SPRINGER
Notary Public-State of New York
No. 31-4955101
Qualified in New York County
Commission Expires August 28, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of INTL Trading, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the six month period from April 1, 2009 through September 30, 2009, which were agreed to by INTL Trading, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the six month period from April 1, 2009 through September 30, 2009 with the amounts reported in Form SIPC-7T for the six month period from April 1, 2009 through September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009

INTL TRADING, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the period April 1, 2009 to September 30, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	5,181,509
General Assessments at .0025	$	12,954
Less: Payment Remitted		
Payment remitted with Form SIPC-4		(150)
Underpayment	$	12,804

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

INTL TRADING, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 7,044,848
Securities owned, at fair value	17,112,565
Receivable from clearing organization, net	977,614
Deposits with clearing organizations	104,805
Prepaid expenses and other assets	69,577
	$ 25,309,409
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 12,976,702
Accrued employee compensation	170,954
Accrued expenses	287,762
Income taxes payable to Parent	200,000
Payable to affiliated companies	238,651
Total liabilities	13,874,069
Stockholder's equity	
Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	6,055,659
Total stockholder's equity	11,435,340
Total liabilities and stockholder's equity	$ 25,309,409

See accompanying notes to financial statements.

1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization and foreign currency. Cash with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2009. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Financial Instruments

As of September 30, 2009, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair values at September 30, 2009 as they are based on quoted market prices.

2. Summary of significant accounting policies (continued)

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superceded. The Company adopted this new accounting pronouncement for the year ended September 30, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures, effective October 1, 2008. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions is recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

Effective October 1, 2007, the Company adopted the provisions of the FASB ASC Topic 740, Income Taxes. There were no unrecognized tax benefits as of September 30, 2009. FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax expense or benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2009.

3. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $1,500,000 which was approximately $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 5.65 to 1.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2009
Assets				
Preferred stock	$ 1,624,048	$ 519,982	$ -	$ 2,144,030
Common stock and American depository receipts	4,947,545	770,371		5,717,916
Foreign ordinary stock	8,613,178			8,613,178
Non-convertible stock	637,441			637,441
	$ 15,822,212	$ 1,290,353	$ -	$ 17,112,565
Liabilities				
Preferred stock	$ 53,542	$ 29,505	$ -	$ 83,047
Common stock and American depository receipts	8,582,661	1,710,952		10,293,613
Foreign ordinary stock	2,600,042			2,600,042
	$ 11,236,245	$ 1,740,457	$ -	$ 12,976,702

5. Income taxes

Income tax expense of $5,105,915 for the year ended September 30, 2009 represents Federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

	Current
Federal	$ 4,386,213
State	719,702
	$ 5,105,915

5. Income taxes (continued)

Total income tax expense for the year ended September 30, 2009 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income tax expense as a result of the following:

	Amount	% of pretax Income
Computed "expected" tax expense	$ 4,618,702	34.0 %
Increase in income tax expense resulting from:		
State income taxes, net of Federal income tax benefit	476,305	3.5 %
Meals and entertainment expenses not deductible for tax purposes	10,908	0.1 %
	$ 5,105,915	37.6 %

6. Related party transactions

Aggregate costs related to personnel of $9,670,412 for the year ended September 30, 2009, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities and pays the payroll related to certain support personnel. Allocated costs related to the lease of these physical assets and staffing of $1,146,508, for the year ended September 30, 2009, were charged by the affiliated company and included in other expenses.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

7. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2009 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Preferred stock	$ 2,144,030	$ 83,047
Common stock and American depository receipts	5,717,916	10,293,613
Foreign ordinary stock, paired with its respective American depository receipt	8,613,178	2,600,042
Non-convertible debt	637,441	
	$ 17,112,565	$ 12,976,702

8. Dividend income, net

Dividend income, net for the year ended September 30, 2009 is as follows:

Dividend income	$ 2,199,974
Dividend expense	(1,916,554)
	$ 283,420

9. Receivable from clearing organization, net

At September 30, 2009, receivable from clearing organization consisted of the following:

Open transactions, net	$ 1,165,256
Clearing fees and related charges	(187,642)
	$ 977,614

10. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2009 at fair values of the related securities (totaling $12,976,702). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2009.

11. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2009 are approximately $245,000.

Rent expense associated with operating leases amounted to approximately $161,000 for the year ended September 30, 2009.

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") under a clearing agreement ("the Agreement") that was renewed with modified terms in September 2008 for at least an additional year expiring in December 2009. Management anticipates renewing the existing clearing agreement in December 2009. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement each year, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $25,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent has a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility is committed until December 31, 2009. At September 30, 2009 the outstanding balance on the credit facility was $34,871,703. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2009 is equal to $7,382,865 ($1,500,000 Base Guarantee plus $5,882,865 Additional Guarantee).

Commencing on October 1, 2007 the Company agreed to pay dividends to the Parent on an ongoing basis. The total dividends paid for the year ended September 30, 2009 were $9,629,262.

12. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $11,500 ($14,000, if over age 50) for 2009. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $11,500 for 2009 ($14,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2009 the employer match was $128,836.

13. Concentrations

For the year ended September 30, 2009, seven customers made up approximately 60% of the Company's customer trading ticket volume. Trading ticket volume is not directly indicative of trading profitability.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of INTL Trading, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the six month period from April 1, 2009 through September 30, 2009, which were agreed to by INTL Trading, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the six month period from April 1, 2009 through September 30, 2009 with the amounts reported in Form SIPC-7T for the six month period from April 1, 2009 through September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009

INTL TRADING, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the period April 1, 2009 to September 30, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	5,181,509
General Assessments at .0025	$	12,954
Less: Payment Remitted		
Payment remitted with Form SIPC-4		(150)
Underpayment	$	12,804

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden	
hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 51269

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Central Parkway
(No. and Street)

Altamonte Springs	Florida	32701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Minucci (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nathan J. Minucci
Signature

Chief Financial Officer
Title

Steven Springer
Notary Public

STEVEN SPRINGER
Notary Public-State of New York
No. 31-4955101
Qualified in New York County
Commission Expires August 28, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

INTL TRADING, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 7,044,848
Securities owned, at fair value	17,112,565
Receivable from clearing organization, net	977,614
Deposits with clearing organizations	104,805
Prepaid expenses and other assets	69,577
	$ 25,309,409
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 12,976,702
Accrued employee compensation	170,954
Accrued expenses	287,762
Income taxes payable to Parent	200,000
Payable to affiliated companies	238,651
Total liabilities	13,874,069
Stockholder's equity	
Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	6,055,659
Total stockholder's equity	11,435,340
Total liabilities and stockholder's equity	$ 25,309,409

See accompanying notes to financial statements.

1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization and foreign currency. Cash with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2009. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Financial Instruments

As of September 30, 2009, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair values at September 30, 2009 as they are based on quoted market prices.

2. Summary of significant accounting policies (continued)

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superceded. The Company adopted this new accounting pronouncement for the year ended September 30, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures, effective October 1, 2008. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions is recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

Effective October 1, 2007, the Company adopted the provisions of the FASB ASC Topic 740, Income Taxes. There were no unrecognized tax benefits as of September 30, 2009. FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax expense or benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2009.

3. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $1,500,000 which was approximately $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 5.65 to 1.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2009
Assets				
Preferred stock	$ 1,624,048	$ 519,982	$ -	$ 2,144,030
Common stock and American depository receipts	4,947,545	770,371		5,717,916
Foreign ordinary stock	8,613,178			8,613,178
Non-convertible stock	637,441			637,441
	$ 15,822,212	$ 1,290,353	$ -	$ 17,112,565
Liabilities				
Preferred stock	$ 53,542	$ 29,505	$ -	$ 83,047
Common stock and American depository receipts	8,582,661	1,710,952		10,293,613
Foreign ordinary stock	2,600,042			2,600,042
	$ 11,236,245	$ 1,740,457	$ -	$ 12,976,702

5. Income taxes

Income tax expense of $5,105,915 for the year ended September 30, 2009 represents Federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

	Current
Federal	$ 4,386,213
State	719,702
	$ 5,105,915

5. Income taxes (continued)

Total income tax expense for the year ended September 30, 2009 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income tax expense as a result of the following:

	Amount	% of pretax Income
Computed "expected" tax expense	$ 4,618,702	34.0 %
Increase in income tax expense resulting from:		
State income taxes, net of Federal income tax benefit	476,305	3.5 %
Meals and entertainment expenses not deductible for tax purposes	10,908	0.1 %
	$ 5,105,915	37.6 %

6. Related party transactions

Aggregate costs related to personnel of $9,670,412 for the year ended September 30, 2009, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities and pays the payroll related to certain support personnel. Allocated costs related to the lease of these physical assets and staffing of $1,146,508, for the year ended September 30, 2009, were charged by the affiliated company and included in other expenses.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

7. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2009 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Preferred stock	$ 2,144,030	$ 83,047
Common stock and American depository receipts	5,717,916	10,293,613
Foreign ordinary stock, paired with its respective American depository receipt	8,613,178	2,600,042
Non-convertible debt	637,441	
	$ 17,112,565	$ 12,976,702

8. Dividend income, net

Dividend income, net for the year ended September 30, 2009 is as follows:

Dividend income	$ 2,199,974
Dividend expense	(1,916,554)
	$ 283,420

9. Receivable from clearing organization, net

At September 30, 2009, receivable from clearing organization consisted of the following:

Open transactions, net	$ 1,165,256
Clearing fees and related charges	(187,642)
	$ 977,614

10. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2009 at fair values of the related securities (totaling $12,976,702). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2009.

11. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2009 are approximately $245,000.

Rent expense associated with operating leases amounted to approximately $161,000 for the year ended September 30, 2009.

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") under a clearing agreement ("the Agreement") that was renewed with modified terms in September 2008 for at least an additional year expiring in December 2009. Management anticipates renewing the existing clearing agreement in December 2009. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement each year, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $25,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent has a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility is committed until December 31, 2009. At September 30, 2009 the outstanding balance on the credit facility was $34,871,703. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2009 is equal to $7,382,865 ($1,500,000 Base Guarantee plus $5,882,865 Additional Guarantee).

Commencing on October 1, 2007 the Company agreed to pay dividends to the Parent on an ongoing basis. The total dividends paid for the year ended September 30, 2009 were $9,629,262.

12. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $11,500 ($14,000, if over age 50) for 2009. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $11,500 for 2009 ($14,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2009 the employer match was $128,836.

13. Concentrations

For the year ended September 30, 2009, seven customers made up approximately 60% of the Company's customer trading ticket volume. Trading ticket volume is not directly indicative of trading profitability.

INTL TRADING, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the period April 1, 2009 to September 30, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 5,181,509
General Assessments at .0025	$ 12,954
Less: Payment Remitted	
Payment remitted with Form SIPC-4	(150)
Underpayment	$ 12,804

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 51269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Central Parkway
(No. and Street)

Altamonte Springs	Florida	32701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nathan Minucci (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Nathan Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nathan L. Minucci
Signature

CHIEF FINANCIAL OFFICER
Title

Steven Springer
Notary Public

STEVEN SPRINGER
Notary Public-State of New York
No. 31-4955101
Qualified in New York County
Commission Expires August 28, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL TRADING, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

INTL TRADING, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Mail Processing Section

NOV 27 2009

Washington, DC
122

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 7,044,848
Securities owned, at fair value	17,112,565
Receivable from clearing organization, net	977,614
Deposits with clearing organizations	104,805
Prepaid expenses and other assets	69,577
	$ 25,309,409
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 12,976,702
Accrued employee compensation	170,954
Accrued expenses	287,762
Income taxes payable to Parent	200,000
Payable to affiliated companies	238,651
Total liabilities	13,874,069
Stockholder's equity	
Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	6,055,659
Total stockholder's equity	11,435,340
Total liabilities and stockholder's equity	$ 25,309,409

See accompanying notes to financial statements.

INTL TRADING, INC.

STATEMENT OF OPERATIONS

Year Ended September 30, 2009

Revenues	
Net dealer inventory and investment gains	$ 33,586,616
Interest income	52,154
Dividend income, net	283,420
Total revenues	33,922,190
Interest expense	125,875
Net revenues	33,796,315
Non-interest expenses:	
Compensation and benefits	9,670,412
Clearing and related expenses	8,811,096
Occupancy and equipment rental	161,018
Professional fees	110,017
Business development	167,272
Other expenses	1,292,080
Total non-interest expenses	20,211,895
Income before income tax expense	13,584,420
Income tax expense	5,105,915
Net income	$ 8,478,505

See accompanying notes to financial statements.

INTL TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended September 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, beginning of year	$ 10	$ 5,379,671	$ 7,206,416	$ 12,586,097
Dividends paid to Parent			(9,629,262)	(9,629,262)
Net income			8,478,505	8,478,505
Balances, end of year	$ 10	$ 5,379,671	$ 6,055,659	$ 11,435,340

See accompanying notes to financial statements.

INTL TRADING, INC.

STATEMENT OF CASH FLOWS

Year Ended September 30, 2009

Cash flows from operating activities	
Net income	$ 8,478,505
Change in operating assets and liabilities:	
Securities owned, at fair value	24,859,453
Receivable from clearing organization	153,119
Receivable from affiliated companies	149,835
Deposits with clearing organizations	(632)
Prepaid expenses and other assets	734
Other receivables	29,063
Securities sold short, not yet purchased, at fair value	(23,828,411)
Accrued employee compensation	(916,344)
Accrued expenses	115,125
Income taxes payable to Parent	(607,683)
Payable to affiliated companies	(524,771)
Net cash provided by operating activities	7,907,993
Net cash used in financing activities, dividends paid to Parent	(9,629,262)
Net decrease in cash and cash equivalents	(1,721,269)
Cash and cash equivalents, beginning of year	8,766,117
Cash and cash equivalents, end of year	$ 7,044,848
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 125,875
Income taxes paid to Parent	$ 5,552,525

See accompanying notes to financial statements.

1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization and foreign currency. Cash with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2009. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Financial Instruments

As of September 30, 2009, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair values at September 30, 2009 as they are based on quoted market prices.

2. Summary of significant accounting policies (continued)

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superceded. The Company adopted this new accounting pronouncement for the year ended September 30, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures, effective October 1, 2008. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions is recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

Effective October 1, 2007, the Company adopted the provisions of the FASB ASC Topic 740, Income Taxes. There were no unrecognized tax benefits as of September 30, 2009. FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax expense or benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2009.

3. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $1,500,000 which was approximately $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 5.65 to 1.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2009
Assets				
Preferred stock	$ 1,624,048	$ 519,982	$ -	$ 2,144,030
Common stock and American depository receipts	4,947,545	770,371		5,717,916
Foreign ordinary stock	8,613,178			8,613,178
Non-convertible stock	637,441			637,441
	$ 15,822,212	$ 1,290,353	$ -	$ 17,112,565
Liabilities				
Preferred stock	$ 53,542	$ 29,505	$ -	$ 83,047
Common stock and American depository receipts	8,582,661	1,710,952		10,293,613
Foreign ordinary stock	2,600,042			2,600,042
	$ 11,236,245	$ 1,740,457	$ -	$ 12,976,702

5. Income taxes

Income tax expense of $5,105,915 for the year ended September 30, 2009 represents Federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

	Current
Federal	$ 4,386,213
State	719,702
	$ 5,105,915

5. Income taxes (continued)

Total income tax expense for the year ended September 30, 2009 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income tax expense as a result of the following:

	Amount	% of pretax Income
Computed "expected" tax expense	$ 4,618,702	34.0 %
Increase in income tax expense resulting from:		
State income taxes, net of Federal income tax benefit	476,305	3.5 %
Meals and entertainment expenses not deductible for tax purposes	10,908	0.1 %
	$ 5,105,915	37.6 %

6. Related party transactions

Aggregate costs related to personnel of $9,670,412 for the year ended September 30, 2009, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities and pays the payroll related to certain support personnel. Allocated costs related to the lease of these physical assets and staffing of $1,146,508, for the year ended September 30, 2009, were charged by the affiliated company and included in other expenses.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

7. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2009 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Preferred stock	$ 2,144,030	$ 83,047
Common stock and American depository receipts	5,717,916	10,293,613
Foreign ordinary stock, paired with its respective American depository receipt	8,613,178	2,600,042
Non-convertible debt	637,441	
	$ 17,112,565	$ 12,976,702

8. Dividend income, net

Dividend income, net for the year ended September 30, 2009 is as follows:

Dividend income	$ 2,199,974
Dividend expense	(1,916,554)
	$ 283,420

9. Receivable from clearing organization, net

At September 30, 2009, receivable from clearing organization consisted of the following:

Open transactions, net	$ 1,165,256
Clearing fees and related charges	(187,642)
	$ 977,614

10. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2009 at fair values of the related securities (totaling $12,976,702). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2009.

11. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2009 are approximately $245,000.

Rent expense associated with operating leases amounted to approximately $161,000 for the year ended September 30, 2009.

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") under a clearing agreement ("the Agreement") that was renewed with modified terms in September 2008 for at least an additional year expiring in December 2009. Management anticipates renewing the existing clearing agreement in December 2009. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement each year, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $25,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent has a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility is committed until December 31, 2009. At September 30, 2009 the outstanding balance on the credit facility was $34,871,703. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2009 is equal to $7,382,865 ($1,500,000 Base Guarantee plus $5,882,865 Additional Guarantee).

Commencing on October 1, 2007 the Company agreed to pay dividends to the Parent on an ongoing basis. The total dividends paid for the year ended September 30, 2009 were $9,629,262.

12. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $11,500 ($14,000, if over age 50) for 2009. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $11,500 for 2009 ($14,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2009 the employer match was $128,836.

13. Concentrations

For the year ended September 30, 2009, seven customers made up approximately 60% of the Company's customer trading ticket volume. Trading ticket volume is not directly indicative of trading profitability.

INTL TRADING, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

Stockholder's equity		$ 11,435,340
Less		
Base loan guarantee (Contingent liability bank loan)		(1,500,000)
Additional excess guarantee (Contingent liability bank loan)		(5,882,865)
Total capital		4,052,475
Less nonallowable assets		
Deposit with clearing organization		104,806
Prepaid expenses and other assets		69,575
Other deductions		157,556
		331,937
Net capital before haircuts		3,720,538
Less haircuts on securities positions		
Debt securities		106,410
Other securities		2,113,613
Money market		515
		2,220,538
Net capital		$ 1,500,000
Aggregate indebtedness		
Contingent liability bank loan		$ 7,382,865
Payable to clearing organization		187,642
Accrued employee compensation		170,954
Accrued expenses		287,762
Income taxes payable to Parent		200,000
Payable to affiliated companies		238,651
Total aggregate indebtedness		$ 8,467,874
Minimum net capital required		$ 1,000,000
Excess net capital ($1,500,000 - $1,000,000)		$ 500,000
Percentage of aggregate indebtedness to net capital	$ 8,467,874 / $ 1,500,000	565%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended Form X-17A-5, Part II-A filing as of September 30, 2009.

INTL TRADING, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder
INTL Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of INTL Trading, Inc. (the "Company"), as of and for the year ended September 30, 2009, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as discussed in the preceding paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2009